Mail Stop 3-8

      							 June 22, 2005




By Facsimile and U.S. Mail

Mr. Harley J. Greenfield
Chairman and Chief Executive Officer
Jennifer Convertibles, Inc.
419 Crossways Park Drive
Woodbury, New York  11797

      Re:    Jennifer Convertibles, Inc.
                Form 10-K for the year ended August 28, 2004
                Form 10-Q for the quarter ended February 26, 2005
                File No.  1-9681

Dear Mr. Greenfield:

      We have reviewed your March 10, 2005 response to our prior comment letter and have the following additional accounting comments.
Where indicated, we think you should revise your future filings in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED AUGUST 28, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 11

Liquidity and Capital Resources, page 13

1. We have read your response to our comment 6 in our letter dated February 11, 2005 relating to the decrease in your working capital position during fiscal 2004 of more than $4 million. In response to our comment you state that your cash flows will be improved by the elimination of the shortfall payments which totaled $1.2 million in
2004 and the royalty payment of $400,000. Please tell us and revise your disclosures in future filings to explain why you believe the elimination of previously required cash payments of $1.6 million provides you cash flows in 2005 that will be sufficient to fund operations.

2. We have read your response to our comment 8 in our letter dated February 11, 2005. The $1.113 million disclosed in footnote (1) appears to represent a contractual obligation for you to pay this amount to the Private Company. Please revise your disclosures in future filings to include the $1.113 million annual payment to the Private Company or provide us a further explanation as to the reason why you believe it is not appropriate to do so.

Item 15.  Exhibits and Financial Statement Schedules

(a)(1)  Financial Statements

Notes to Consolidated Financial Statements
Note 2.  Summary of Significant Accounting Policies, pages F-7 to
F-
11

General

3. We note your response to our comment 12 in our letter dated
February 11, 2005 regarding the types of allowances and credits you receive from vendors. Please show us what your revised disclosures will look like in future filings.

4. We note your response to our comment 13 in our letter dated February 11, 2005 relating to the types of amounts you include in the selling, general and administrative expense line item. Please show us what the revised disclosure will look like in future filings.

5. We note your response to comment 15 in our comment letter dated February 11, 2005. Please confirm that you will disclose in future filings that you have no equity interest in the Private Company.
Refer to paragraph 4 of SFAS 57.

Merchandise Inventory, page F-7

6. Reference is made to your response to comment 17 in our comment letter dated February 11, 2005. Based on the information provided in your response, please revise your disclosures on page F-15 to clarify that you own all inventory on hand since special order materials are recorded upon receipt until transferred to the Private Company.



General

		As appropriate, please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

		Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101
(a) of Regulation S-T. If you have any questions regarding our comments, please direct them to Milwood Hobbs at (202) 551-3241 or Donna Di Silvio at (202) 551-3202 or, in their absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosure issues maybe directed to H. Christopher Owings at (202) 551-3720.

							Sincerely,



							Michael Moran
							Accounting Branch Chief










Mr. Harley J. Greenfield
Jennifer Convertibles, Inc.
June 22, 2005
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